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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         Date of Report: October 2, 2001

                         Commission File Number: 0-30320

                               TRINTECH GROUP PLC
             (Exact name of registrant as specified in its charter)


                                     Ireland
                 (Jurisdiction of incorporation or organization)


                               Trintech Group PLC
                                Trintech Building
                           South County Business Park
                                  Leopardstown
                               Dublin 18, Ireland

                    (Address of principal executive offices)


         Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                     Form 20-F    X          Form 40-F
                               -------                 ---------

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                      Yes                 No    X
                          ---------          -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A
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                               TRINTECH GROUP PLC
                                    Form 6-K


         On August 27, 2001, Trintech Group PLC granted to the following officers and members of its Board of Directors options for the following number of equivalent American Depositary Shares at the following exercise prices:

                                                                                        Number of
                                                                                         Options
     Name                                  Title                                        Granted(1)          Exercise Price
------------------               -----------------------------                        -------------       -----------------
Ed Jensen                        Director                                                  60,000              $1.35
Robert Wadsworth                 Director                                                  20,000              $1.35
Trevor Sullivan                  Director                                                  20,000              $1.35
Cyril McGuire                    Executive Chairman and Director                          100,000              $1.35
John McGuire                     Chief Executive Officer and Director                     100,000              $1.35

(1) Options exercisable for equivalent ADSs. Each ADS represents one half (1/2) of one of Trintech's ordinary shares.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     TRINTECH GROUP PLC



                                     By:   /s/ Richard Paul Bryne
                                          --------------------------------------
                                              R. Paul Bryne
                                              Chief Financial Officer

Dated: October 2, 2001